

Mail Stop 3030

September 9, 2009

Prof. Yossef Av-Gay
President and Chief Executive
Enox Biopharma, Inc.
3849 West 13th Avenue
Vancouver, British Columbia
Canada V6R 289

>   Re: Enox Biopharma, Inc.
>   Form 8-K for Item 4.01
>   Filed August 5, 2009
>   File No. 000-53486

Dear Prof. Av-Gay

        We have completed our review of your Form 8-K and do not, at this time, have
any further comments.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief